SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CPG Carlyle Commitments Fund, LLC
(Name of Issuer)

CPG Carlyle Commitments Fund, LLC
(Name of Person(s) Filing Statement)

Class A and Class I Units of Beneficial Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Michael Mascis
c/o Central Park Advisers, LLC
805 Third Avenue
New York, New York 10022
(212) 317-9200
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Stuart H. Coleman, Esq.
Brad A. Green, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036
(212) 969-3000

December 23, 2020
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $55,000,000 (a)	Amount of Filing Fee: $6,000.50 (b)

(a)	Calculated as the aggregate maximum purchase price for units of beneficial interest.
(b)	Calculated at 0.01091% of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$6,000.50
Form or Registration No.:	Schedule TO-I
Filing Party:	CPG Carlyle Commitments Master Fund, LLC[1]
Date Filed:	December 23, 2020

__________

1       See Ironwood Multi-Strategy Fund LLC, et al. (April 20, 2017).

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to a tender offer by CPG Carlyle Commitments Fund, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), to purchase Class A and Class I units of beneficial interest of the Fund (the "Units"). Subject to the conditions set forth in the Offer to Purchase (attached as Exhibit (a)(1)(ii)) and related Letters of Transmittal (attached as Exhibits (a)(1)(iii)(a) and (b)), the Fund will purchase up to $55,000,000 of Units that are tendered and not withdrawn prior to the end of the day on January 22, 2021, at 12:00 midnight, New York time, subject to any extensions of the Offer to Purchase. The information set forth in the Offer to Purchase and the Letters of Transmittal is incorporated herein by reference with respect to Items 1, 2, 4 through 9 and 11 of this Schedule TO.

ITEM 3.	Identity and Background of Filing Person.

(a)       The name of the filing person is CPG Carlyle Commitments Fund, LLC. The investment adviser of the Fund is Central Park Advisers, LLC (the "Adviser"). The principal executive office of the Fund and the Adviser is located at 805 Third Avenue, New York, New York 10022 and the telephone number is (212) 317-9200. The Fund's Executive Officers are: Mitchell A. Tanzman, Principal Executive Officer; Michael Mascis, Principal Accounting Officer; Gregory P. Brousseau, Vice President; Ruth S. Goodstein, Vice President; and Seth L. Pearlstein, Chief Compliance Officer. The Fund's Directors are: Joan Shapiro Green, Kristen M. Leopold, Janet L. Schinderman, Mitchell A. Tanzman and Sharon J. Weinberg. The address of the Fund's Executive Officers and Directors is c/o Central Park Advisers, LLC, 805 Third Avenue, New York, New York 10022.

ITEM 10.	Financial Statements.

(a)          (1)        Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to investors pursuant to Rule 30b1-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), and filed with the Securities and Exchange Commission (the "SEC") pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the fiscal year ended March 31, 2019, previously filed with the SEC on Form N-CSR on June 10, 2019;

Audited financial statements for the fiscal year ended March 31, 2020, previously filed with the SEC on Form N-CSR on June 9, 2020; and

Unaudited financial statements for the six-month period ended September 30, 2020, previously filed with the SEC on Form N-CSR on December 7, 2020.

(2)       The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended.

(3)       Not applicable.

(4)       Net asset value per Unit of Class A Units and Class I Units of $12.46 and $26.65 (as of October 31, 2020), respectively.

(b)       The Fund's assets will be reduced by the value of the Units purchased in the tender offer. Thus, income relative to assets may be affected by the tender offer.

ITEM 12.	Exhibits.

(a)(1)(i)(a)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(i)(b)	Cover Letter to Offer to Purchase and Letter of Transmittal for Clients of Merrill Lynch Financial Advisors.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)(a)	Form of Letter of Transmittal.

(a)(1)(iii)(b)	Form of Letter of Transmittal for Clients of Merrill Lynch Financial Advisors.

(a)(1)(iv)(a)	Form of Notice of Withdrawal of Tender.

(a)(1)(iv)(b)	Form of Notice of Withdrawal of Tender for Clients of Merrill Lynch Financial Advisors.

(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.

(a)(2)-(5)	Not applicable.

(b)-(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPG CARLYLE COMMITMENTS FUND, LLC

	By:	/s/ Michael Mascis
	Name:	Michael Mascis
	Title:	Principal Accounting Officer

December 23, 2020

EXHIBIT INDEX

Exhibit

(a)(1)(i)(a)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(i)(b)	Cover Letter to Offer to Purchase and Letter of Transmittal for Clients of Merrill Lynch Financial Advisors.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)(a)	Form of Letter of Transmittal.

(a)(1)(iii)(b)	Form of Letter of Transmittal for Clients of Merrill Lynch Financial Advisors.

(a)(1)(iv)(a)	Form of Notice of Withdrawal of Tender.

(a)(1)(iv)(b)	Form of Notice of Withdrawal of Tender for Clients of Merrill Lynch Financial Advisors.

(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.

(a)(2)-(5)	Not applicable.

(b)-(h)	Not applicable.